Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms Interview

Monday, May 31, 2021

CORPORATE PARTICIPANTS

Dale Wilkinson - Founder, goodgigs

David Rosenberg - Co-Founder and CEO, AeroFarms

Dale: David, welcome to the show. I'm very excited to talk with you all about AeroFarms and what you're, what you've been building over there. How are you doing?

David: Doing great. Wonderful to be with you. Thanks.

Dale: Awesome. So you are the CEO and co-founder of AeroFarms, which is, environmentally responsible indoor, vertical farming company. Can you actually explain what indoor farming is? What is AeroFarms and the problem that you set out to solve?

David: The first part, what is AeroFarms? So we're a vertically farming, vertical farming company. We define vertical farming is layer upon layer of plant growth. We grow without sun. We grow without soil. And the idea is to maximize food production in a relatively small footprint. So people have, can enjoy fresh food, 365 days a year.

Plants don't need sun. They don't need soil. They need instead of sun, spectrum of light. So we use artificial lights, which is LEDs, light bulbs. Light-emitting diodes, instead of soil, they don't need soil they need new nutrients and micronutrients. So we optimize nutrients and micronutrients to give the roots what they want and we could deliver everything the plants want, what they would otherwise get outside.

We get it inside and we can do it whether that's on the equator or the north pole. And it's fully controlled. So we're able to optimize the environmental conditions to make plants grow great.

AeroFarms Interview

Monday, May 31, 2021

Dale: What was your background were you within the agricultural industry, how did you get into this business?

David: Yeah. So I'm like a kid from the Bronx. There weren't much farm land in the Bronx, New York besides maybe the Bronx botanical gardens. So I'm not, I don't, I do not have an agricultural background. I am an entrepreneur. I'm a serial entrepreneur before this I was in nano technology. I'm passionate about business.

I'm passionate about the environment. Before nanotech I was in internet infrastructure before that in FinTech. So this is my fourth change the world company I've been part of. Second one, I co-founded and lead all, all of these institutionally backed. And what was important for me is a company that has massive impact on the environment.

Massive societal impact and massive shareholder impact because that's what scales. So I'm a big believer in business for good. And how business could scale to drive societal and environmental change.

Dale: Where did that start for you wanting to actually create companies that, that had an impact on the world?

David: I did to triangulated pieces. So one, my mom's actually an ethicist. She teaches philosophy at, uh, she taught at Lehman college. Now she teaches medical ethics at Mount Sinai hospital. So there was a strong belief growing up in like, what, what can you do to improve the world? And what's how does society should interact together for good.

That's one piece. And then the couple with that, one of my mentors is Bill McDonough. He wrote a book called well, he started a philosophy called cradle to cradle a co-wrote a book called cradle to cradle all that that went from a philosophy to a book, to a product certification. It's basically how, material flows should work in the world.

From what he called biological nutrients and technological nutrients. And it really is a roadmap of design and how we as humanity, should design products that we interact with for the good of the planet. And he inspired me as my last company, the nanotech company was, so we achieved a lot from an environmental stewardship standpoint in the built environment construction.

And I was trying to figure out what to do next. He inspired me to build another company that has societal and environmental good. And helped me narrow onto the pains in agriculture.

Dale: What was that process like when you, for your last come nanotech company did you just want to actually have a break or did you want to jump straight back into, startup land?

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David: The process was a great sort of business case study in the zigs and zags of a, of a company in the sense that we started off as a material science company, uh, nanotech was a, a cool word for our, the fact that our molecule was really, really tiny. And then when it was sold, it was really an insurance company.

So going from one to the other. Is is really quite a lift. And I mean, this, we could have a whole podcast on that. It's a pretty cool business case study, but we developed a waterproof solution for concrete construction, specifically below grade, below ground concrete construction, and scaled that up. And when I say insurance, it was, we provided a very high end warranty at warranties insurance, and that's.

It was, it became a product and service to deliver that to the customer. And then when it was sold at one, it was a lesson on culture and the value of culture because when I stepped away, You said, it's sort of like, not like one of the leaders of the culture, you sort of saw things move and moving into the other company, there were things I really didn't like, and that was like very bittersweet because it's a place I really cared for.

You see the fridge, how fragile a culture could be. And so a bit of some bittersweet moments, but on the positive side, bill McDonough, my mentor convinced me to move with him. I went from CEO to chairman.

And he convinced me to move with him and sort of take a break and help work with him to build other companies of that sort. And then he inspired me to build AeroFarms. So then I actually, moved on to create AeroFarms after that.

Dale: So then how did the whole idea for AeroFarms originate? Because there's three co-founders, right? How did that process happen?

David: So it started off with like, I'd argue, this was the right way to build a company. So my last company was the wrong way to build a company. You think I'd learned the lesson two companies before that, but sometimes it takes a while. So what I mean by the wrong way. So in that company, I started off with the technology and then I found a solution.

Here at AeroFarms I started off with a problem. And then found a technology. So the problem I wanted to solve was looking at the macro environmental picture of water. So with my last company, I was in waterproof water control, uh, waterproofing. I was on the global agenda council of water security for the world economic forum.

And I realized that 70% of the world's fresh water goes to agriculture. About 70% of the world's fresh water contamination comes from agriculture. So there is like flashing lights that if you want to solve agriculture, or if you want to solve water, look to agriculture. And then look at the macro trends.

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So I've mentioned I'm a business guy. So here, one of the, one of the technology enablers is LEDs. So light emitting, diodes. Just think of how many LEDs are in your home today versus five years ago. And that's because lights, LEDs are getting their capital costs are going down. Their efficiency's going up the pre the attenuation, which is like the depreciation is getting lower.

So there's something called Haitz’s Law analogist to Moore's law. Moore's law talks about computing speed Haitz’s Law it talks about the efficiency of a diode improving. So looking at that, realizing this could change what. So it looked at a lot of different technology enablers and realize this could be, have a big impact in vertical farming.

So it was, it didn't really make sense, but it was at the tipping point in 2011 when I co founded AeroFarms, but I founded AeroFarms. And then I just started writing business plans of like we're in indoor farming makes sense. And I looked at greenhouse farming, looked at vertical farming
Haitz’s Law got me to go deeper into vertical farming, when I saw it's really at the tipping point of making economic sense. And then decided to focus on leafy greens because there's high rates of spoilage. And I really intellectually thought of it as a supply chain play. 60% of the leafy greens that come off a farm don't get eaten.

Think of all the slimy greens we thrown out in our fridge and that's because of inefficiencies in the supply chain, there's centralized food production. And then we ship leafy greens all over in the U S it's mostly on the west coast in Calla in Mexico, and then we ship it all over. So I thought of this as a supply chain play, where we are disintermediating the supply chain.

And at the essence we're enabling local food production. And then there were other features, the number one bucket and food contamination, the 11% of all food contaminates is leafy greens. Think of e-coli salmonella, Listera there's also high use of pesticides. We grow without pesticides. There's also a relatively high price per pound and appreciating as a technology company, when we enter a market, there's sometimes a technology premium, but as an entrepreneur, one doesn't want to take on behavioral risk.

So behavioral risk, meaning will people have to pay a higher premium. But because it product produces so per pound, and this was a good entry to sell it at the same price. We could sell it the same price as the field farmer in the category of organic.

So not ask for behavioral change. So when people buy our product, it's the same price as organic produce and grown in the field. So for a confluence of reasons decided leafy greens. And then once I had the business model, then I said, all right, let's find a technology that really could help move things along.

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And, uh, brought some people into working out of my house and sync up with my co-founder, who came from the Cornell school of agriculture. Built, who was a company of one who built like a smart mousetrap, leafy green company that like selling leafy greens. And he was a pioneer in aeroponics of way of delivering an led.

And she started getting involved in LEDs in 2009, like before it made economic sense. And we basically merged together, came together with a broader vision that there's more to the story, but, but that's the essence. Yes.

Dale: Did you know him beforehand or was this someone that you went out and found?

David: I wasn't in the tech space, I brought, two other people working out of my house. There were three of us, um, actually four of us, uh, and I said here, we're focused on leafy greens, vertical farming. I'm a passionate about technology. Let's see you where there's tech too, like as a foundation.

And then we can scale from there. And we looked at a few people. I really liked this guy, Ed. We had a common vision, his company wasn't going so well. Um, he was like trying to figure out what to do with it. You get onto as a company of one working in a garage. So I said, all right, let's come together. You have some smart technology.

We spent the first two years redesigning every nut and bolt. How to scale. So if you had a small system, like the size of your kitchen table and then saying, all right, for it to work, it has to be big because here and intuitively the economies of scale in this industry or in packaging and processing. So we define, we have automation in seeding, harvesting, cleaning, packaging, growing scales in a linear way processing doesn't meaning if you want more growing product, just add more grow towers.

So we need enough grow towers to utilize. Once you put in the capital expense of automation and seeding, harvesting, cleaning packaging, you want it running 24 seven, not an hour or 10 minutes. So we need to build big systems. So we redesigned this whole system to go big and move the clutch showed shut down the garage, moved to Newark, New Jersey. It's near where my house is and got going.

Dale: So that was two year period where you initially started coming up with business model, the economics behind it, what you were going to focus on then moving into the, actual technology side of it.

David: I came up with the business model in a few months, and then from there went and scoured the market for like what's the technology platform to associate with. So that was about six months. And then we were really off to the races and then a couple of months to put a, put a deal together. Merged together and then we were off to the races and so in about a year and then another year or so to redesign things to scale up

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Dale: Gotcha. So there was still some, from that initial, prototype that you had that was initial, going back and changing the technology to get it exactly right.

David: Yeah. The history is funny and fun. So we got an old abandoned nightclub in Newark, New Jersey. Yeah. there were, the greens were right on the dance floor that we needed. We wanted high ceilings, the office, if you would, was in the VIP room on the second floor. And, uh, and that was life for the first couple years.

And then that proved out some elements of scale. Then we got an old abandoned, paintball facility and scaled up there. And then we bought like with Goldman Sachs, we partnered and bought an old abandoned, and with Prudential and Goldman Sachs together, kind an old abandoned steel factory and went there.

And now, literally this month, I'm breaking ground, I mean, we keep rolling out, we're breaking ground on two facilities. Now we have more stuff than that, but so later this month, we're breaking ground on a facility. This is ground up construction in Virginia. We're breaking around on another facility in the UAE, the courts, and these are very large facilities, like 150,000 square feet.

Dale: So you, you mentioned that earlier because you were setting out to disrupt the supply chain because specifically with the leafy greens, that was the issue, right? getting the leafy greens from the west coast of the east coast, that's where a lot of spoilage would happen. So was that your strategy too place these vertical farms on the east coast.

David: Well, we're building the company to impact the world all over the world. So from a priority standpoint, where do we go first? We align with what aligns with like high pain. So obviously the pain on the east coast is bigger than the pain on the west coast, because you have the advantage of local that you don't have, you don't have that value proposition on the west coast cause everything's local because that's where the product has grown.

I mean, that's their pros and cons to the west coast. You live in LA, it's like a very, knowledgeable consumer they're very into like, healthy and the environment possibly more so than the east coast.

So you have that going for you, but, but our value proposition is big here. If you think of the middle east and the United Arab Emirates, like we grow with zero land. We grow with sometimes using as much as 95% less water. So there's a lot of IP filtration, dehumidification closed loop plumbing. So our value proposition aligns in that part of the world where they import most of their produce. There are people who get to enjoy fresh food.

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Dale: Can you explain the actual, the technology little further if you're listening to this podcast, David is actually sitting in front of one of the vertical farms. Can you explain technology behind it?

David: Yeah, happy to, and it's, it's really more complex than one thinks. One thinks oh I grew up potted plant. I could be a farmer, but biology is tough. I mean, it's not like a widget. You think of like two kids, you have the same parents, same environment, and they're just different. And that's like managing plant biology.

So it's how a plant is grown. We have lights that are providing the spectrum at specific intensity and frequency. So it's not every spectrum under the rainbow, but what optimizes photosynthesis? And if it doesn't optimize photosynthesis, it's basically wasted spectrum or wasted energy. So how do we strip that out?

So the lights behind me, while it looks like white or yellow to the human eye, it's actually mostly reds and blues. But optimize photosynthesis. And we strip off like yellow, which is the energy hog in spectrum. We strip it off it doesn't, doesn't help take it off. And with LEDs, we're able to do that very effectively.

But besides that there, the air in AeroFarms is aeroponics. So roots want oxygen. Leaves want carbon dioxide. So we put in supplemental CO2. We're a CO2 sequestration play for to a certain extent, but we put in supplemental CO2 and then the aeroponics gives a very healthy oxygenation of the root zone. So we have excellent plant growth.

But my biggest surprise in this journey by the way, is we're competing on taste and texture even more than local. So you think of like, how can a plant be great. In my Steve jobs moment, if you will, was talking to one of the big supermarket players, a name everyone would recognize, and I asked them like, what's your specification for different leaves, kale, rugal a watercress.

And they showed it to me. And I looked at the details. I'm like, wait, this is all the same. These are very different plants. And then that was my Steve jobs moment in the sense of, I'm going to tell you what the specification of the plant is. So we have all these, like not just engineers, like mechanical, structural lighting, electrical PLC process, industrial design, working on the mechanical side, but then we also have all these plant biologists, physiologists, pathologists, molecular biologists, microbiologists, trying to understand what a plant is and how that plant can be the best it could be.

And then they, so they come up with what a plant should look like, what the specification of the plant is working with other people on the operation. So we have people in them and manufacturing, total process improvement, working on the ops side, working on the environmental side. What's the building that controls it.

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Even what's the genetics. What are the ideal seeds that can be grown? Where often seeds are prioritized for drought resistance, pest resistance, and we prioritize for taste, texture, nutrient density, shelf-life, color, all these other qualities, yields. oh, these. So bring it all together, and it's the digitization.

So in these farms we have air movement. We have water movement. Uh, we have nutrient delivery, which has all these very different. We have automation and seeding, harvesting our growth media is a cloth as opposed to soil. So at a touch of a keystroke, we could change the seed spacing of things, and it's the digitization of imaging.

So we have our programmers, we create our own MES, the SCADA system, the PLCs, essentially the controls that control the whole farm and put it together. So it is a lot of, the hardest part of from a leadership standpoint is the vertical complexity, how it all comes together to grow great plants of which, by the way, we run about 550 different varieties of plants to date

Dale: and oh, leafy greens.

David: Oh, no. So we're growing lots of different stuff from berries to tomatoes, to vine crops, like a lot of different things. What we've commercialized so far is leafy greens.

Dale: gotcha. And then just within the leafy greens, that'd be all these different types of species, which I'm assuming would need different type of, spectrum of the, rays and such. right?

David: Yeah. And that's where, to a certain extent we're as much a data science company as anything else. And then that's the beauty. If you think of scientific discovery, it's like scientific discovery is isolating a variable testing and assumption. That's almost impossible to do in the field. It's really hard to do in a greenhouse and in fully controlled agriculture, that's what we could do.

So every time we grow, how do we perform scientific discovery, understand, and that's the data science of it all, understand what's going on, how to grow plants better, how to deliver. And we're improving yield constantly just by understanding plants, being better farmers. Save them just to quantify this.

This might be interesting for your audience, a seed we used to grow in 20 days, today we grow on average in 14 days. So 14 days to harvest once it's planted in these towers. So that's 26 crop turns a year. In the field that's typically three. So at AeroFarms, we're doing that 26 and that's, we call that 26 learnings. Every time we grow, how do we learn?

Dale: For the general consumer that doesn't understand agriculture, what kind of impact is these vertical farms having on the environment?

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David: So it's multifold. First from a human impact, it's um, healthy food. So when people eat too many pesticides, herbicides, fungicides, and if you think of what is a pesticide herbicide, these are chemicals use to kill things, whether it's bugs herbs, and I'm not saying they're wrong, I'm not saying people shouldn't use them, but people should be aware of what they're digesting.

And these chemicals aren't necessarily made for our digestive system. And at AeroFarms, we don't use organics. People think when you buy organic, it typically means pesticide-free. Like 90% of the time or so that's not the case. It just means organic pesticides. So here at AeroFarms, we don't use organic pesticides we use zero. So when you read a package of produce and it says triple washed, that is what it says. And why do you wash it? It's to get off the herbicides, pesticides fungicides. After the first wash, it looks like milk and that's the white stuff that the chemicals come up after the second wash, it's less milky white after the third wash, it's less milky white.

But here we don't have any of that. So it's just healthier food. And also where you wash a micro contamination becomes a macro contamination. So we eliminate that whole process. People buy it right from harvest and you can eat it without washing it.

Dale: So then how do you educate the consumer that has been, conditioned to think organic, I'm just going to the supermarket I just need to see the organic tag. That's what I go toward. Like, did you have to now kind of create this whole new, marketing around that to differentiate your product to traditional organic agriculture?

David: It's it's hard is the short answer, and I'm not sure we do a great job at it, but because it's also hard, like people, like one of our customers is whole foods and they're a great customer, but a lot of the retailers, like people don't know there's a problem and you don't necessarily want all of a sudden bad mouth, the organic movement.

And that's not what I want to do either, but we just want people to be educated or what they're doing, what things mean and what they don't mean. Cause there is this misconception of what organic means and it typically means it's just organic pesticides, but we try sharing our story with people like you.

And it's hard to get that message on our package, just in very like little room. So it says zero pesticides. I think slowly people are looking out for words like clean, residue free, zero pesticides, but it's a movement to educate.

Dale: Got it. What is that process going to the consumer are you selling directly to the groceries themselves? Or have you got, I see you have dream greens as well. So you starting to do your own actual products.

David: We do. So we sell under our brand dream greens. We're actually Twilight and dream greens moving to just AeroFarms. We created dream greens because we weren't sure how we didn't lead with vertical farming. So we wanted to lead with the product, not the process and dream green stands for pesticide-free all these things.

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AeroFarms is more of the technology company, but it turns out people want to know now the how, not just the what. And they are interested in our story that it's vertical farming. So now more than ever we're leading with brand, leading with AeroFarms. So we're actually in the process of twilight and it may we're rebranding towards AeroFarms.

And in both cases though, we sell to the retailers. So our big customers are ShopRite, whole foods, e-commerce like fresh direct, Amazon fresh, food service like door. So those traditional routes.

Dale: Going back to product development, what we were talking about before and you introducing new plants, but you you've just, commercialized your leafy greens at the moment. How long does it take to grow blueberries, how long is that process to then actually get that to market?

David: So great comment. I'm not sure if this is intentional, but we announced last week, a partnership with Hortifrut. Hortifrut is the 800 pound blueberry maker of any producer in the world. And we have a partnership on growing blueberries together, and they have a great plan to dwarf blueberry plant that we're going to be growing together, but we grow blueberries.

We grow 50 different varieties of berries that we've grown, but it takes time. It's like each of these, and it's not, it's not a question of growing the plant. It's growing it consistently at scale to hit a cost point that works for the market.

And there are different problems to solve. So even solving pollination in the, in the difference of solving pollination when the plants like on ground level versus look at these towers behind me, 50 feet up in the air, not a tunnel. If you're working with the honeybee, is the honeybee gonna find its way to 40 feet, 80 feet down a path, 50 feet up in the air. The harvesting. They're just different problems to solve. And one has to do at sequentially.

We've been growing berries, for example, for three years, and it's still, we're still putting our, advancing the engineering and the processes to get excellent quality at price points that work for the mass market. We're here to like change the world, not just grow plants for very small niches of society.

Dale: What is the plan for growth? You, you were talking about the UAE that you're about to, open up a vertical farm over there. What is the expansion plan?

David: Yeah. So we're, we're opening that facility. We're breaking ground in April. So this month, as well as in Virginia. But the plan right now, we are unit economics for leafy greens are at a point where we scale. So we're scaling leafy green vegetables. We'd understand that it's economics and we're scaling domestically and internationally.

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Our other crops, we haven't announced a timeline yet, but we are actively applying our platform, our technology in other crops to add more value. And we have communicated the timeline for those other projects, but we're actively, like, I've mentioned this partnership with, we have several projects that we're growing plants, we're growing plants for the pharmaceutical space.

We're growing plants to produce new genetics. We're doing a lot on all these areas. And just working to build, and we invest a lot in technology and improve the platform to have broad application, but the companies for like, if there's a focus it's leafy greens and rolling out leafy greens.

Dale: What's the biggest challenge that the agricultural sector is facing? And then what is AeroFarms biggest challenge that you're facing and how are you addressing that?

David: The biggest challenge in agriculture is several fold. One is land. So the world's lost 30% of its farm land in the last 40 years. Just think about how depressing that number is. With population growth, with urbanization, we need a new paradigm to feed our planet. So that coupled with water, my stats that I shared on fresh water.

So AeroFarms certainly helps alleviate that. What we're trying to do is how do we take our platform to have broader impact our beachhead, if you will, is leafy greens, but how do we have broader impact from that?

So how do we reduce capital costs? How do we reduce operating costs? How do we improve quality?

So we are investing, we recently went public. Uh, so this is going to give us like right now we have good money in the bank, but at the end of the deal, just under $400 million in capital, just so we could apply it to improving our platform, improving our technology, grow new crops. We have brilliant people as part of our journey.

I'm super proud of those people, but how do we, as we scale up, maintain an excellent culture and continue attracting fantastic people.

Dale: On the scaling up, do you have milestones goals, a north star with regards to the impact, the environmental impact that you're trying to have? Is that something that you measure against?

David: Several things there. First we're a B Corp that we're proud of. This is incorporation of, and we're one of the few public companies that are B Corp's, but it's part of the way companies, whether it's public or private can communicate their environmental and societal impact, not your shareholder impact.

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So we're very proud of that. I'm also proud to share that we got this certification, I think it was into like several years ago. I forgot who it was 2017 or 19, but we were like one of the early B Corp participants. And we got it organically without changing anything we do. Just organically we met the threshold way beyond it.

So we're really like wired this way. We're walking the talk. And we use that as like a guideline of how we could always be better. And it's not just environmental it's on the societal impact. We have a program in childhood nutrition. We have a program in hiring past offenders. We have a program and teaching our people, computer literacy, financial literacy of mentoring and interviewing things of that nature.

On the environmental side, most of the people that come join our journey are very mission driven. And they really like, instead of me giving some like threshold of meet this who just constantly insert the mantra of do more with less, how do we be better? How do we be better? And they take us where we should go. They bring us there.

How do we use less light? How do we use less energy and pumps, less energy and HVAC, less water closing the loop in it in different ways. So we're constantly moving the needle in different ways, by empowering our people and setting just the mantra of constantly do more with less.

Dale: I love it. And you're scaling rapidly. So no doubt you are hiring more team members, do you have company values that you have set and try and align with new team members that you hire?

David: Yeah. So we have like, everyone has a key card and on the key card or our principles. And beyond that, and it's also our mission and vision. And beyond that, it's like the people that work well at AeroFarms, there are a couple of features that we always try and like hire to, and look at. One it's passion, passion for our mission.

It's not just a job or you really do you really want to be here and you get what we're trying to do. And part of that is like, are you curious? So we are a very, like, we try new things and people that are like highly curious, also work well at AeroFarms. At the same time and people that understand like urgency, it's not like necessarily a marathon it's more of a set of sprints and there's just different projects with urgency.

And with that agility, how we flex, where sometimes priorities change and we need people that aren't hired to do to solve a problem. But problem-solvers, and what that problem solving is like.

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And then as well as a thick skin. So the culture here is like, if someone says something like w like we, the intent is there, but the assumptions behind there. We may need to challenge. We need to make so many decisions with imperfect information. We owe it to ourselves to challenge each other and be challenge. So the self-confidence to challenge each other, you can be an introvert and succeed very well at AeroFarms, but when you have something to say, we want you to say it and as well, have thick skin to like be challenged, always respectful, never excuse ever not to be respectful, always respectful, but challenge others.

We owe it to ourselves. So there's certain features that work well in our culture and we've gotten pretty good through case studies or other things of sure we get the right people on our journey.

Dale: If someone's applying to one of the positions at AeroFarms, what is the best way that you've seen on paper to demonstrate those principles of, being curious, being passionate, being agile. Have you seen a way that applicant has been able to that on paper very well?

David: Couple of points here. So here like sometimes we'll hire great people. Just like, even if there's not necessarily a role, sometimes you just come across this candidates great. I'm not sure where they're going to fit. But usually when we, when we come across those candidates, we make a hire that usually works out.

They find a place, we find a place. And usually it's at these inflection points. Like now we're budgeting, we've talked to people are we budgeting in a world of scarcity or abundance? With a raise like this it's abundance, not silly abundance. We're, we're very purposeful in how we spend money. And we have like a very smart, mature process of budgeting, but like where we want to, sometimes you wait for the pain and then you hire, sometimes you hire ahead of the pain.

Now we're at a point where we could hire a head of the pin. And every now and then we'll hire great people just become across with great people. And the passion usually comes out more in the interviewing, just looking for the energy and the curiosity. And it comes across on paper. People, people can certainly like when they speak specifically and they, we understand, they know us and there are things they could write in a cover letter that understands they know, they know us.

And they specifically want to work here. Like there's someone that recently came to AeroFarms he said he applied three times. He'd moved from Atlanta to New York, just to be closer to us. And then the third time he got a job, it wasn't what he wanted, but then he was fantastic. I'm sorry, we didn't realize it as soon as sooner, but then he, he's now happily impactful in AeroFarms.

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And then we're pretty good at once someone's in the process, understanding like what someone who's coming, like, what we're hiring them for and what, how it drill down and understand that the skillsets match not necessarily the experience, but do you, does the intellectual skillsets? We, we do hire for experience, but more than that, we hire for problem solving ability. And does the problem solving ability match like what we're, what we're looking for?

Dale: And is that something that you, during the hiring process? What does that look like? Is that something where you do test for the problem solving ability?

David: Yeah, we, we try to, so we're very, we have a lot of case study process and like in general, like breaking it down to there's analytical problem solving, conceptual problem, solving quantitative problem solving. So first again, understanding where we hire not people to solve a problem, but problem solvers, because they're going to be solving problems beyond the pro the current problems at hand.

And what's what type of problem solving we need. And then how do we get at that? And not often it's through case studies and then whoever's interviewing will be coach our people is like provide case studies that are in your comfort zone. So if you're not an engineer, don't do an engineering case study.

Maybe you're in marketing, do a marketing case study, but often it's not about the answer it's about how the mind works and seeing how, if, if there's a fit to the type of problem solving we're trying to get at.

Dale: You mentioned before that sometimes you'll see applicants that haven't, there's not necessarily a, a position that's available for them. How would they get in contact with AeroFarms when there isn't an advertised position?

David: And there are different ways, but it's like our, our head of people is from the she was at Google for 13 years. She's very experienced with putting together a process where people could get organized in certain ways, so people are reading their resume. That part of AeroFarms or company, it still needs to improve, but it's, it's better than it has been and it's getting better still.

But it's certainly in the cover letter, it's always best to say what role someone's applying for, but also more broadly what their interests are. So in case that rule to identify, Hey, I'm specifically applying for this job, or if let's say whatever their interests are, it's not, they're saying this is who I am, why I want to work here.

And this would be the kind of position that would excite me and then great candidates we try and match up with, we try and stay in front of great candidates. So I encourage all of our people constantly create a list. Even if there's not a role today, there might be a role tomorrow. So it's worth a few minute conversation talking to someone and say, Hey, there's not a role here, but you seem great.

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Let's talk and understand what your interests are. So we keep it in mind. If something comes back and please check back with, on us in like three months or whatever time per feels, right? That's what we encourage our people to constantly do.

Dale: You mentioned earlier from your last company, there was a big lesson for you with regards to culture, from your last company to this company. What were you able to implement starting AeroFarms after that lesson that you learnt

David: So really building AeroFarms, at the foundational days writing, like what's our mission. What's our vision. And then what are The values that are important to the company and, uh, as I've matured as a CEO, I guess in my last company CEO for 10 years or so, and now in AeroFarms, it's been like close to 10 years.

More than ever, like interviewing for culture, like cultural fit, like more than experience. Probably my priorities were off from my earlier days where there was a heavier leaning towards experience and, and like intellect now, like the must have is culture, like culture eats strategy for lunch. So we hire, we fire by culture and we let you know someone who is excellent, like recently, because they just didn't fit our culture.

And we're, we're not afraid to like, make those tough choices when, when they don't fit in, and it's like a must have to joining us.

Dale: David, I could keep on talking because this is a super interesting, especially the technology side of it and to actually see it behind you. Are you ever going to do tours once COVID Dover, you ever gonna do tours for the public? Because I would love to come that place. It looks dope.

David: you're welcome to come for. I mean, typically it's not just everyone, but there's a strategic reason. But for special cases, we absolutely do.

Dale: Well, David, thank you so much for coming on the show. I'm going to include the links to where they can find, AeroFarms the stores that they can find, dream greens in, as well as your career site. Thank you so much for coming on and for what y'all doing over there.

David: Pleasure. Thanks for having me. Great talking with you.

***

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Spring Valley and AeroFarms (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission (the “SEC”), which will be distributed to holders of Spring Valley’s ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. After the preliminary Proxy Statement/Prospectus has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy Statement/Prospectus to its shareholders. Spring Valley shareholders and other interested parties are urged to read the preliminary Proxy Statement/Prospectus, any amendments thereto, the definitive Proxy Statement/Prospectus and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the preliminary Proxy Statement/Prospectus and definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its Proxy Statement/Prospectus (Registration Number 333-255978), initially filed with the SEC on May 10, 2021. Additional information regarding the participants in the Proxy Statement/Prospectus solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley shareholders and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-4 (Registration Number 333-255978), initially filed with the SEC on May 10, 2021, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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